

January 17, 2013

Via E-mail
Diane M. Sullivan
Chief Executive Officer
Brown Shoe Company, Inc.
8300 Maryland Avenue
St. Louis, MO 63015

  Re: Brown Shoe Company, Inc.
     Form 10-K for the Fiscal Year Ended January 28, 2012
     Filed March 27, 2012
     File No. 001-02191

Dear Ms. Sullivan:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing any information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 28, 2012

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

1. We note you began to include e-commerce sales in your same-store sales calculation beginning in the first quarter ended April 28, 2012 and the shift toward an omni-channel model as referenced in public statements by management. In future filings, please explain the reason behind including e-commerce sales in same-store sales in the context of how management operates the business. In addition, please ensure you provide a sufficient level of information enabling investors to compare post-change periods against prior periods in which you did not include e-commerce sales in same-store sales. Please provide us with draft disclosure to be included in future filings, as applicable.

Item 8. Financial Statements and Supplementary Data, page 39

Consolidated Balance Sheets, page 42

2.   We note from page 67 that the balance of intangible assets was $101 million which represents about 8% of your total assets at January 28, 2012. Please tell us why this amount was not presented as a separate line item pursuant to Rule 5-02.15 of Regulation S-X and ASC 350-30-45-1; or alternatively confirm to us you will present the amount of intangible assets separately in future filings. In addition, tell us how you consider ASC 350-20-45-1 which requires goodwill be presented as a separate line item in the statement of financial position.

Notes to Consolidated Financial Statements, page 46

1.   Summary of Significant Accounting Policies, page 46

Receivables, page 46

3.   We note from page 86 that you charged $61.2 million to costs and expenses for additional allowances of doubtful accounts and wrote off $53.7 million of allowance for doubtful accounts and reported $25.9 million of allowances for doubtful accounts as of January 28, 2012. Please clarify or reconcile those amounts to your disclosure in this footnote which states "[t]he Company recognized a provision for doubtful accounts of $1.3 million in 2011, $0.5 million in 2010 and $0.7 million in 2009." In addition, you describe that "certain additional reserves and allowances are carried as a reduction of gross receivables to reflect co-op advertising and other allowances to be granted to customers as well as anticipated reserves for products to be returned." Please provide us draft disclosure to be included in future filings that clarifies the nature of these additional reserves and allowances, describe how you estimate these "certain additional reserves and allowances," disclose the amounts for the periods presented and tell us if any charges recorded for these allowances affected the amounts recorded in the $61.2 million on page 86.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Myra Williamson at (202) 551-3796 or Steve Lo at (202) 551-3394 if you have questions regarding comments on the financial statements and related matters and Jay Williamson at (202) 551-3393 or John Reynolds at (202) 551-3790 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining